Contact

www.linkedin.com/in/creesephoto
(LinkedIn)
www.coreyreesephotography.com
(Personal)

Top Skills

Business Ownership
Start-up Ventures
Entertainment

Corey Reese

Founder, Immersive Exposure | Creative VR/MR Learning Powered by AI | Marketing Strategist
Atlanta, Georgia, United States

Summary

As Founder of Immersive Exposure and a Professional Photographer based in Atlanta, Georgia, I'm dedicated to transforming creative skills development through virtual and mixed reality technology.

Combining my background in professional photography and VR development, I've created an innovative platform that puts creators alongside real professionals in immersive 8K environments. My experience includes working with major brands, celebrity clientele, and Corporate America, bringing that real-world expertise to the virtual space.

Currently focused on reimagining how we develop creative skills through VR/MR technology, starting with photography. Our platform enables hands-on learning experiences that were previously impossible, making professional-level training accessible to everyone.

My marketing background has helped numerous companies build successful businesses through effective digital strategies, a skill now applied to making immersive technology more accessible and impactful.

Open to connecting with fellow innovators, creators, and technology enthusiasts who are passionate about the future of creative development through immersive technology.

#VR #CreativeMastery #Innovation #MetaQuest #ImmersiveTechnology #MR

Experience

ImmersiveExposure
Founder

February 2022 - Present (3 years 3 months)
United States

Immersive Exposure is tranforming creative education with AI-powered, interactive learning in VR/MR. Available on Meta Quest, our platform delivers hands-on 3D video lessons from industry experts—seamlessly integrating into real-world environments for immersive, real-time skill application.

Corey Reese Production LLC
19 years

Virtual Reality Developer
December 2021 - Present (3 years 5 months)
Atlanta, Georgia, United States

Owner
May 2006 - Present (19 years)

Corey Reese is a Professional Photographer, Marketing Expert, and Course Creator providing high quality content for brands & helping companies create 6 & 7 figures businesses online using my paid ads strategy. Ask me how.

Internet Marketer
2015 - Present (10 years)

Atlantic Southeast Airlines
Maintenance and Engineering Specialist
January 2003 - May 2014 (11 years 5 months)

System Admin for ASATRAX

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Education

Catawba College
Bus Admin, CIS · (1998 - 2002)

Dunwoody High School
· (1995 - 1998)